

June 27, 2022

Patricia Collawn
Chief Executive officer
PNM Resources, Inc.
414 Silver Ave. SW
Albuquerque, NM 87102

> **Re: PNM Resources Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2021**
> **Filed March 1, 2022**
> **File No. 001-32462**

Dear Ms. Collawn:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2021

Management's Discussion and Analysis, page A-27
Segment Information, page A-39

1. We note that you present Utility Margin as a non-GAAP measure for the PNM, TNMP and Corporate segments in your tabulations of operating results on pages A-39, A-42 and A-44, and that you define the measure as electric operating revenues less "cost of energy," which primarily consists of fuel and purchase power costs for PNM, and costs charged by third-party transmission providers for TNMP. We also see that you utilize these non-GAAP measures within MD&A in your analyses of operating results.

    Based on your disclosures, it appears that cost of energy excludes amounts that would be attributable to a GAAP measure of cost of revenue, as would be reflected in a GAAP measure of gross margin. We believe that you should identify gross margin as the most directly comparable GAAP measure in providing the disclosures required by Item 10(e)(1)(i)(A) and Item 10(e)(1)(i)(B) of Regulation S-K.

Please submit the revisions that you propose to address these requirements, utilizing gross margin as the most directly comparable GAAP measure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Lily Dang, Staff Accountant, at (202) 551-3867 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation